Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

THIRD FISCAL QUARTER OF 2004

Achieves 35% Sequential Quarter Revenue Growth

Southborough, Mass. — December 9, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its third fiscal quarter of 2004.

Total revenues for the third quarter, ended September 30, 2004, were $4.1.M, a 35% increase from $3.0M recorded for the second quarter of 2004, and a 19% increase from $3.4M recorded for the third quarter of 2003.

For the third quarter of 2004, the company reported a net loss of $371,000 or $0.07 per basic and diluted share, compared to a net loss of $852,000 or $0.19 per basic and diluted share for the second quarter of 2004, and compared to a net profit of $24,000, or $0.01 per basic and diluted share for the third quarter of 2003.

Software license revenues for the third quarter of 2004 were $1.9M, a 133% increase from $0.8M recorded for the second quarter of 2004, and a 52% increase from $1.2M recorded for the third quarter of 2003. Software license revenues comprised 47% of total revenue in the third quarter of 2004, compared to 27% in the second quarter of 2004 and 36% in the third quarter of 2003.

VIRYANET LTD.

The company reported gross margins of 53% for the third quarter of 2004, compared to 44% for the second quarter of 2004, and 57% for the third quarter of 2003. The increase in gross margins from the previous quarter was due primarily to the increased volume of high-margin license revenues, offset by lower gross margins in professional services. The decline in gross margins for professional services from the previous quarter is attributable to an increase in the amount of resources utilized to deliver professional services during the quarter with slightly lower volume of professional services revenue.

Operating expenses for the third quarter of 2004 were $2.4M, compared to $2.1M for the second quarter of 2004, and compared to $1.9M for the third quarter of 2003. The increase in operating expenses of $0.3M from the previous quarter is related primarily to operating expenses incurred by the company’s subsidiary, Utility Partners (UP), for the two-month period after the date of its acquisition by the company.

The company’s cash position on September 30, 2004 was approximately $3.2M, compared to $3.4M on June 30, 2004, and includes the affects of the convertible loan financing and the UP acquisition consummated during this quarter. The Days of Sales Outstanding (DSO) for the Company in the third quarter of 2004 was 84 days, compared to 60 days in the second quarter of 2004.

“In Q3, we saw significant improvements in the sale of software licenses and overall gross margin performance. In addition to software licenses sold to existing end-user customers, we are also pleased to have closed two significant license transactions with partners focused on the global utility market,” stated Paul V. Brooks, president and CEO, ViryaNet. “With the results of Q3, we are on track to achieve our revenue goals for the year. However, with the unpredictability in the size of our deals, and with the variability in the timing of the closing of deals associated with our reseller partners, any one quarter’s results will be difficult to predict and will not necessarily be indicative of full-year performance.”

Q3 Activities

The company’s significant initiatives during the quarter included:

UP Acquisition — On July 29, 2004, the company acquired Utility Partners, Inc. of Tampa, Florida, a mobile workforce management company focused on the utilities market with approximately 20 customers. The company has worked diligently on the assimilation of the Utility Partners organization, integrating staff and operations, conducting extensive meetings

VIRYANET LTD.

with customers, rolling out a comprehensive product integration plan, and increasing its concentration of sales and marketing efforts in the utility market segment while continuing to focus on the immediate and long-term needs of UP’s loyal installed base of customers. During the quarter, the company closed the sale of a WorkUP software upgrade to version 6 to Montana-Dakota Utilities, Co. (MDU), an installed base customer of UP, and continued to close and deliver additional implementation phases at other existing UP customers.

Leadership — During the quarter, the company appointed Paul V. Brooks as its new president and COO. Subsequently, Mr. Brooks was promoted to the CEO position for the company. Mr. Brooks brings 25 years of senior management and leadership experience to the company, serving in past executive positions at Utility Partners, Inc., Pivotal, Inc., and IBM Corporation.

Marketing — The company invested resources in a comprehensive marketing initiative, called “Optimizer Challenge”, which solicited the interest of companies in the utility and telecommunications sectors to utilize ViryaNet Service Scheduler to reduce their field service expenses by optimizing the assignment and execution of field work.

New Partnerships — The company expanded its partnerships and extended its distribution capabilities in the Asia / Pacific Rim by forging strategic relationships with such companies as eWise, located in Australia, a leading mobility solutions vendor, and Freewill, a comprehensive knowledge solutions provider, located in Thailand.

“These are exciting times for ViryaNet, with the opportunity to establish a new benchmark for product leadership and capability in the mobile workforce management market. This is not a task or responsibility that we take lightly,” stated Mr. Brooks. “We have the technology, people, and partner network that, in combination, can lead to an exciting future for our customers, employees, and shareholders.”

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

VIRYANET LTD.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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VIRYANET LTD.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31 2003	September 30, 2004

	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,087	$3,231
Trade receivables	2,591	3,669
Other receivables and prepaid expenses	986	1,023

Total current assets	8,664	7,923

SEVERANCE PAY FUND	638	686

PROPERTY AND EQUIPMENT, NET	630	279

INTANGIBLE ASSETS, NET	2,842	8,162

	$12,774	$17,050

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2003	September 30, 2004

	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$908	$105
Current maturities on long-term loan	1,036	1,038
Trade payables	905	1,403
Deferred revenues	1,304	1,907
Other payables and accrued expenses	2,907	3,310

Total current liabilities	7,060	7,763

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	1,307	525
Convertible loan	—	2,471
Accrued severance pay	1,077	1,144

Total long-term liabilities	2,384	4,140

SHAREHOLDERS’ EQUITY:
Share capital	1,108	1,311
Additional paid-in capital	105,725	108,512
Deferred stock compensation	(102)	(63)
Accumulated other comprehensive loss	(353)	(372)
Accumulated deficit	(103,048)	(104,241)

Total shareholders’ equity	3,330	5,147

	$12,774	$17,050

VIRYANET LTD.

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

	Three months ended September 30
	2003	2004
	U.S. dollars in thousands, except share and per share data
Revenues:
Software licenses	$1,244	$1,897
Maintenance and services	2,180	2,166

Total revenues	3,424	4,063

Cost of revenues:
Software licenses	134	107
Maintenance and services	1,340	1,820

Total cost of revenues	1,474	1,927

Gross profit	1,950	2,136

Operating expenses:
Research and development	435	467
Sales and marketing	1,020	1,316
General and administrative	451	624
Amortization of deferred stock compensation	—	23

Total operating expenses	1,906	2,430

Operating profit (loss)	44	(294)
Financial expenses, net	(20)	78

Net profit (loss)	$24	$(372)

Basic and diluted net Profit (loss) per share	$0.01	$(0.07)

Weighted average number of shares used in computing basic and diluted net profit (loss) per share	3,033,970	5,130,174

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